March 21, 2017

Via E-mail and EDGAR

Deitrich A. King,

Assistant Director

Office of Financial Services

Securities and Exchange Commission

Mail Stop 4720

100 F Street

Washington, D.C. 20549-0510

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by Columbia Banking System, Inc. on February 13, 2017 (File No. 333-216039)

Dear Mr. King:

Columbia Banking System, Inc. (“Columbia”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-216039) (“Amendment No. 1”), including a joint proxy statement/prospectus of Columbia and Pacific Continental Corporation (“Pacific Continental”). This letter, which is being submitted on behalf of Columbia and Pacific Continental, responds to your letter, dated March 10, 2017, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

For your convenience, we have included the text of your comments. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Questions and Answers about the Transaction and the Special Meeting

Prospectus Cover Page

1.	Please revise to disclose the actual dollar value thresholds below and above which the exchange rate will be adjusted. Please also revise to disclose that the merger is subject to a termination right and that, if you elect to exercise such termination right, Pacific Continental will have the option of reinstating the first merger as described on page 34.

Deitrich A. King, March 21, 2017	-2-

Columbia respectfully advises the Staff that it has revised the disclosure in the letter to stockholders in response to this comment.

2.	Please revise to disclose the total merger consideration both as of the date the merger was announced and as of the date of the prospectus.

Columbia respectfully advises the Staff that it has revised the disclosure in the letter to stockholders in response to this comment.

Q: What will Pacific Continental shareholders receive in the first merger?, page 1

3.	Please revise to provide tabular disclosure showing the aggregate merger consideration that would be associated with each scenario described in this section as of the date of the prospectus.

Columbia respectfully advises the Staff that it has revised the disclosure on pages 1-4 in response to this comment.

4.	Please revise to disclose that the exchange ratio will be adjusted if the transaction expenses incurred by Pacific Continental exceed $14.5 million, as discussed on page 34.

Columbia respectfully advises the Staff that it has revised the disclosure on page 4 in response to this comment.

Material U.S. Tax Consequences of the Mergers, page 102

5.	Please make the following revisions to the tax consequences section:

•	Because each counsel provided a short-form tax opinion, please add a statement that the disclosure in the tax consequences section is the opinion of counsel.

•	Please remove the assumption on page 103 that the first merger and the second merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

•	Please replace the aforementioned assumption with disclosure stating, if true, that in the opinion of counsel the first merger and the second merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(A) of the Code.

Deitrich A. King, March 21, 2017	-3-

Please refer to Section III.B.2, III.C.2 and III.A.2, respectively, of Staff Legal Bulletin No. 19 for guidance.

Columbia respectfully advises the Staff that it has revised the disclosure on pages 17 and 105 in response to this comment.

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Please contact me at (310) 712-6603, via fax at (310) 712-8800 or via e-mail at brownp@sullcrom.com if you have any comments or questions about this letter or Amendment No. 1.

Sincerely,

/s/ Patrick S. Brown

cc:	Hadley S. Robbins
Columbia Banking System, Inc.
1301 “A” Street
Tacoma, WA 98402-4200

Roger S. Busse and Casey R. Hogan
Pacific Continental Corporation
111 West 7th Avenue
Eugene, OR 97401

Patricia F. Young
Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor
San Francisco, CA 94111